FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated December 6, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	December 6, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	December 6, 2013

SHAREHOLDERS’ HALF YEARLY COMMUNICATION 2013-14

Mumbai, November 29, 2013:

TATA TATA MOTORS
SHAREHOLDERS’ HALF YEARLY COMMUNICATION 2013-14
Date : November 29, 2013
Dear Member,
We are pleased to present the highlights of Company’s performance during the first half of FY2013-14. The extracted financial results, both Standalone and Consolidated, for the quarter and half year are attached.
Financial Highlights
Consolidated
The Company’s consolidated revenues (net of excise) for the half year ended September 30, 2013, were RS1,03,667 crores, posting a growth of 19.5% over RS86,727 crores for the corresponding period last year, despite a weak operating environment in the India business, which was more than offset by increase in wholesale volumes and a richer product and market mix at Jaguar Land Rover(JLR). The Consolidated Profit before tax for the half year ended September 30, 2013 were RS7,679 crores, a growth of 22.5% over RS6,271 crores for the corresponding period last year. The Consolidated Profit after tax (post minority interest and profit/loss in respect of associate companies) for the half year ended September 30, 2013, were RS5,268 crores, a growth of 22% over RS4,320 crores for the corresponding period last year.
Standalone
Continued slowdown in economic activity, increasingly aggressive competitive environment, low level of transport freight and infrastructure activity, frequent diesel price increases and tight financing environment have impacted the Indian auto industry and Company’s performance. The Company’s overall sales volumes were at 3,05,282 units in H1 FY2013-14, as compared to 4,14,148 units in the corresponding period last year. The Company’s revenues (net of excise) for the half year ended September 30, 2013, were RS17,973 crores, lower by 22.1% as compared to RS23,068 crores in the corresponding period last year. The operating margin for the half year ended September 30, 2013 stood at 2.1%. Loss before and after tax for the half year ended September 30, 2013 were RS230 crores and RS100 crores, respectively, against the Profit before and after tax of RS1,261 crores and RS1,072 crores, respectively, for the corresponding period last year.
The Commercial Vehicle industry declined in H1 FY2013-14 over the corresponding period last year, led by a fall of 25% in the cyclical MHCV segment. Sales of Commercial Vehicles at 2,08,862 units were lower by 16.8% as compared to 2,51,063 units in the corresponding period last year. The business launched various new products and variants along with special initiatives such as extending Tata Alert service to all National Highways, introduction of Tata On-site Service and Parts support, on demand AMC support, triple benefit insurance products, better warranty terms, specialized driver training for various product offerings. The Company’s product and market initiatives enabled it to sustain its strong market share.
The Passenger Vehicle industry declined marginally in H1 FY2013-14 over the corresponding period last year. New products were successfully launched by competition which in addition impacted the existing models. Sales of Passenger Vehicles at 71,366 units were lower by 47.2% as compared to 1,35,222 units in the corresponding period last year, due to rising interest rates, fuel price hikes, inflationary pressures and intense competition. The market share in passenger vehicles stood at 6.1%. The Company launched Horizonext in June 2013, wherein 8 newly upgraded and enhanced vehicles across 5 brands were unveiled and were subsequently launched. The new Nano launched in 2013 is increasingly becoming popular choice among the youth and the CNG bi-fuel variant was launched recently receiving an enthusiastic response. Various initiatives on putting in place a robust distribution network, attractive financing and exchange options have been taken. Introduction of newer models and upgrades is in the offing.
The Company’s exports declined by 10.1% to 25,054 units during H1 FY2013-14.
Subsidiary Highlights
Jaguar Land Rover business (figures as per IFRS). The wholesales for the half year ended September 30, 2013 grew 19.7% over corresponding period last year to 192,551 units. Of this, the Jaguar volumes for the period stood at 37,411 units and Land Rover volumes at 155,140 units. Jaguar grew by 73.2% in strong response to its new products and powertrain options, and Land Rover volume was up 11.4% with strong growth in all models, especially the All-New Range Rover and the Evoque. Revenues for the half year ended September 30, 2013, of GBP 8,709 million, represented growth of 25.7% over GBP 6,927 million in the corresponding period last year. Continued strong revenue and operating performance were supported by increase in wholesales volume, richer product mix supported by launch of new Range Rover Sport, new Range Rover and Jaguar F-Type. The Profit before tax for the half year ended September 30, 2013, grew 41.9% over the corresponding period last year to GBP 1,083 million (GBP 763 million in the corresponding period last year). Profit after tax for the half year ended September 30, 2013, grew 49.9% to GBP 811 million (GBP 541 million in the corresponding period last year).
Tata Daewoo Commercial Vehicles Co. Ltd. (figures as per Korean GAAP) registered a Turnover of KRW 442 billion, as compared to KRW 422 billion, in the corresponding period last year and recorded a Net profit of KRW 12.8 billion for the half year ended September 30, 2013, as compared to KRW 2 billion, in the corresponding period last year.
Tata Motors Finance Ltd, the Company’s captive financing subsidiary in India, registered net revenue from operations of RS1,520 crores and reported a Profit after tax of RS121 crores for the half year ended September 30, 2013, as compared to RS1,279 crores and RS142 crores, respectively, in the corresponding period last year.
New products, launches and major events
The Commercial Vehicle Business launched LPT 1613, LPT 3118 with Light Duty load body, LPT 2518/62 and LPT 1613/62 fitted with Cabin and 2518 tipper with 16 cu m load body (M&HCV trucks); Ultra 812, Ultra 912 Tata LPT 407 MFIP, Tata LPT 709 HEx2 with higher payload and higher GVW (LCV trucks); Starbus Ultra 42+D and the 36 seater pushback Ultra model in Staff/Travel segment (LCV buses).
In August 2013, the Company announced a host of new service offerings for its Light and Intermediate commercial vehicles and bus range on Indian Independence day “Freedom Campaign” which included 3 year/3 lakh Kms warranty, 24X7 Tata Alert service, attractive Annual Maintenance Contract rates, increase in engine oil drain interval and Triple benefit Insurance.
The Passenger Vehicle Business launched Horizonext in June 2013, an aggressive customer-focused strategy, that provides the best customer experience, from best vehicle experience to superlative purchase experience and followed by technology-intense after-market service support and unveiled 8 newly upgraded and enhanced products, across 5 brands which included new enhanced versions of Tata Indigo eCS, Tata Sumo Gold, Tata Nano and Tata Indica. The Company also showcased the new eMaxrange of CNG and petrol bi-fuel system which is both practical and stylish that gives additional range and best in class fuel efficiency as well as safety features like leak detection and interlock sensors - Tata Indica CNG, Tata Indigo CNG and Tata Nano CNG. The eMaxrange was launched during the period and have been well received in the market.
In August 2013, the Company launched the new Safari Storme Explorer Edition. The new Safari Storme Explorer Edition is a true outdoor companion with customised outdoor essentials and a host of in-vehicle technology features building on the ‘REAL SUVs’ masculinity, premiumness and utility.
The International Business launched Tata Vista D90, Tata Safari Storme and Tata Xenon Pick-up in Nepal, 6 new applications of Tata PRIMA range and the Tata Ace EX2, in Sri Lanka and Tata Xenon XT in South Africa.
In September 2013, the Company partnered with DRB-HICOM for Commercial Vehicles in Malaysia for the import, distribution and assembly of the Company’s Commercial Vehicles in Malaysia.
PT Tata Motors Distribusi Indonesia, the wholly owned subsidiary, entered Indonesia with launch of three new passenger vehicles-Tata Aria, Tata Vista and Tata Safari Storme.
In July 2013, the Company tiedup with Fusion Automotive to enter Australian Market, through Fusion Automotive Pty Ltd., the Company will introduce a range of light commercial vehicles, in both the 4x2, 4x4, single and crew-cab variants, with Euro V Turbo diesel engines.
Tata Hispano Motors Carrocera, Spain ceased its production activities in Zaragoza factory in September 2013, due to dramatic drop in its production and sales due to economic and business factors over the last few years.
In Q2 FY13-14, Land Rover launched the new Range Rover Sport, which was revealed in March 2013.
In August 2013, Land Rover introduced the world’s first premium diesel SUV hybrids, available in both the Range Rover and Range Rover Sport.
In September 2013, Jaguar announced a new aluminium architecture which will underpin a new range of Jaguars, starting with a smaller Sedan in 2015.
With Regards,
Cyrus P Mistry Chairman
TATA MOTORS LIMITED
Regd.Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001.
Tel: +91 22 6665 8282. Fax: +91 22 6665 7799
Email: inv_rel@tatamotors.com. Website: www.tatamotors.com

TATA

TATA MOTORS

(₹ in crores)

Particulars	STANDALONE RESULTS					CONSOLIDATED RESULTS				
	AUDITED					UNAUDITED				AUDITED
	Quarter ended		Six months ended		Year ended	Quarter ended		Six months ended		Year ended
	September 30,		September 30,		March 31,	September 30,		September 30,		March 31,
	2013	2012	2013	2012	2013	2013	2012	2013	2012	2013
	Audited	Audited	Audited	Audited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1 Income from operations										
(a) Sales / Income from operations	**9,657.43**	13,714.36	**19,670.48**	25,296.06	48,927.05	**56,636.66**	44,105.07	**104,421.59**	88,281.92	192,419.16
Less : Excise duty	**896.33**	1,317.90	**1,873.77**	2,388.96	4,554.01	**935.44**	1,286.17	**1,969.11**	2,291.89	4,766.32
Net Sales / Income from operations	**8,761.10**	12,396.46	**17,796.71**	22,907.10	44,373.04	**55,701.22**	42,818.90	**102,452.48**	85,990.03	187,652.84
(b) Other operating income	**107.35**	84.97	**176.24**	160.74	392.68	**1,181.06**	583.98	**1,214.46**	736.46	1,164.79
Total income from operations (net)	**8,868.45**	**12,481.43**	**17,972.95**	**23,067.84**	**44,765.72**	**56,882.28**	**43,402.88**	**103,666.94**	**86,726.49**	**188,817.63**
2 Expenses										
(a) Cost of materials consumed	**5,115.72**	7,720.36	**10,960.15**	14,536.91	27,244.28	**31,046.83**	25,683.23	**60,731.15**	52,480.74	111,600.44
(b) Purchase of products for sale	**1,422.88**	1,465.18	**2,615.03**	3,063.44	5,864.45	**3,320.06**	3,043.78	**5,459.30**	5,957.68	11,752.07
(c) Changes in inventories of finished goods, work-in-progress and products for sale	**44.92**	89.36	**(381.21)**	(892.65)	(143.60)	**254.84**	(1,005.76)	**(2,683.19)**	(2,967.79)	(3,031.43)
(d) Employee benefits expense	**696.76**	749.19	**1,444.25**	1,456.05	2,837.00	**5,179.02**	4,019.06	**9,640.24**	7,808.75	16,584.05
(e) Depreciation and amortisation	**519.05**	447.15	**1,018.83**	876.51	1,817.62	**2,729.25**	1,594.39	**5,076.90**	3,160.26	7,569.30
(f) Product development / Engineering expenses	**96.25**	79.92	**197.57**	154.48	425.76	**637.83**	527.44	**1,171.97**	1,007.16	2,021.59
(g) Other expenses	**1,675.88**	1,962.24	**3,465.20**	3,853.18	7,773.65	**11,273.78**	8,560.40	**20,769.39**	16,719.82	35,535.58
(h) Amount capitalised	**(265.28)**	(238.39)	**(514.55)**	(456.95)	(953.80)	**(3,465.21)**	(2,758.89)	**(6,276.25)**	(5,368.37)	(10,191.97)
Total expenses	**9,306.18**	**12,275.01**	**18,805.27**	**22,590.97**	**44,865.36**	**50,976.40**	**39,663.65**	**93,889.51**	**78,798.25**	**171,839.63**
3 Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)	**(437.73)**	**206.42**	**(832.32)**	**476.87**	**(99.64)**	**5,905.88**	**3,739.23**	**9,777.43**	**7,928.24**	**16,978.00**
4 Other income	**76.19**	1,439.31	**1,696.74**	1,886.38	2,088.20	**232.09**	206.82	**414.38**	445.42	811.53
5 Profit / (loss) from ordinary activities before finance costs and exceptional items (3+4)	**(361.54)**	**1,645.73**	**864.42**	**2,363.25**	**1,988.56**	**6,137.97**	**3,946.05**	**10,191.81**	**8,373.66**	**17,789.53**
6 Finance costs	**339.96**	366.77	**658.47**	686.00	1,387.76	**1,111.74**	847.35	**2,059.98**	1,651.74	3,553.34
7 Profit / (loss) from ordinary activities after finance costs but before exceptional items (5-6)	**(701.50)**	**1,278.96**	**205.95**	**1,677.25**	**600.80**	**5,026.23**	**3,098.70**	**8,131.83**	**6,721.92**	**14,236.19**
8 Exceptional items										
(a) Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans	**80.03**	79.85	**234.22**	240.80	263.12	**71.84**	(15.26)	**250.48**	425.27	515.09
(b) Provision for loan given and cost associated with closure of operations of a subsidiary and impairment of intangibles	**202.00**	175.00	**202.00**	175.00	245.00	**202.00**	25.36	**202.00**	25.36	87.62
(c) Profit on sale of a division	-	-	-	-	(82.25)	-	-	-	-	-

1

9 Profit / (loss) from ordinary activities before tax (7 - 8)	**(983.53)**	**1,024.11**	**(230.27)**	**1,261.45**	**174.93**	**4,752.39**	**3,088.60**	**7,679.35**	**6,271.29**	**13,633.48**
10 Tax expense / (credit)	**(180.00)**	157.00	**(130.00)**	189.00	(126.88)	**1,193.43**	987.64	**2,357.58**	1,856.46	3,770.99
11 Net profit / (loss) from ordinary activities after tax (9 - 10)	**(803.53)**	**867.11**	**(100.27)**	**1,072.45**	**301.81**	**3,558.96**	**2,100.96**	**5,321.77**	**4,414.83**	**9,862.49**
12 Extraordinary items (net of tax expenses ₹ Nil)	-	-	-	-	-	-	-	-	-	-
13 Net profit / (loss) for the period (11 + 12)	**(803.53)**	**867.11**	**(100.27)**	**1,072.45**	**301.81**	**3,558.96**	**2,100.96**	**5,321.77**	**4,414.83**	**9,862.49**
14 Share of profit / (loss) of associates (net)	-	-	-	-	-	**(6.47)**	(3.19)	**(23.40)**	(44.54)	113.79
15 Minority interest	-	-	-	-	-	**(10.63)**	(23.04)	**(30.44)**	(50.65)	(83.67)
16 Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)	-	-	-	-	-	**3,541.86**	**2,074.73**	**5,267.93**	**4,319.64**	**9,892.61**
17 Paid-up equity share capital (face value of ₹ 2 each)	**643.78**	637.98	**643.78**	637.98	638.07	**643.78**	637.98	**643.78**	637.98	638.07
18 Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year					18,473.46					36,959.63
19 Earnings per share (EPS)										
A. Ordinary shares (of ₹ 2 each)										
(a) Basic EPS before and after extraordinary items	**(2.50)**	2.70	**(0.31)**	3.35	0.93	**10.99**	6.49	**16.40**	13.54	31.02
(b) Diluted EPS before and after extraordinary items	**(2.50)**	2.70	**(0.31)**	3.35	0.93	**10.99**	6.46	**16.39**	13.54	30.94
B. 'A' Ordinary shares (of ₹ 2 each)										
(a) Basic EPS before and after extraordinary items	**(2.50)**	2.80	**(0.31)**	3.45	1.03	**11.09**	6.59	**16.50**	13.64	31.12
(b) Diluted EPS before and after extraordinary items	**(2.50)**	2.80	**(0.31)**	3.45	1.03	**11.09**	6.56	**16.49**	13.64	31.04
	(Not annualised)	(Not annualised)	**(Not annualised)**	(Not annualised)		**(Not annualised)**	(Not annualised)	**(Not annualised)**	(Not annualised)	
20 Debt service coverage ratio (no. of times) (refer note 6(c))	-	-	**0.05**	0.27	0.10	-	-	-	-	-
21 Interest service coverage ratio (no. of times) (refer note 6(d))	-	-	**0.23**	5.55	1.29	-	-	-	-	-
A PARTICULARS OF SHAREHOLDING										
1 Public shareholding										
A. Ordinary shares										
- Number of shares	**125,68,79,872**	132,27,12,371	**125,68,79,872**	132,27,12,371	127,00,08,831	**125,68,79,872**	132,27,12,371	**125,68,79,872**	132,27,12,371	127,00,08,831
- Percentage of shareholding	**45.93%**	48.85%	**45.93%**	48.85%	46.90%	**45.93%**	48.85%	**45.93%**	48.85%	46.90%
B. 'A' Ordinary shares										
- Number of shares	**47,84,81,033**	47,37,88,742	**47,84,81,033**	47,37,88,742	47,77,06,033	**47,84,81,033**	47,37,88,742	**47,84,81,033**	47,37,88,742	47,77,06,033
- Percentage of shareholding	**99.28%**	98.30%	**99.28%**	98.30%	99.12%	**99.28%**	98.30%	**99.28%**	98.30%	99.12%

2

2 Promoters and promoter group shareholding										
A. Ordinary shares										
(a) Pledged / Encumbered										
- Number of shares	**5,60,00,000**	6,00,00,000	**5,60,00,000**	6,00,00,000	7,10,00,000	**5,60,00,000**	6,00,00,000	**5,60,00,000**	6,00,00,000	7,10,00,000
- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**5.96%**	6.38%	**5.96%**	6.38%	7.55%	**5.96%**	6.38%	**5.96%**	6.38%	7.55%
- Percentage of shares (as a % of the total share capital of the Company)	**2.05%**	2.22%	**2.05%**	2.22%	2.62%	**2.05%**	2.22%	**2.05%**	2.22%	2.62%
(b) Non-encumbered										
- Number of shares	**88,35,56,205**	88,05,56,205	**88,35,56,205**	88,05,56,205	86,90,56,205	**88,35,56,205**	88,05,56,205	**88,35,56,205**	88,05,56,205	86,90,56,205
- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**94.04%**	93.62%	**94.04%**	93.62%	92.45%	**94.04%**	93.62%	**94.04%**	93.62%	92.45%
- Percentage of shares (as a % of the total share capital of the Company)	**32.28%**	32.52%	**32.28%**	32.52%	32.09%	**32.28%**	32.52%	**32.28%**	32.52%	32.09%
B. 'A' Ordinary shares										
(a) Pledged / Encumbered										
- Number of shares	-	-	-	-	-	-	-	-	-	-
- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	-	-	-	-	-	-	-	-	-
- Percentage of shares (as a % of the total share capital of the Company)	-	-	-	-	-	-	-	-	-	-
(b) Non-encumbered										
- Number of shares	**34,78,587**	81,70,448	**34,78,587**	81,70,448	42,53,587	**34,78,587**	81,70,448	**34,78,587**	81,70,448	42,53,587
- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**100.00%**	100.00%	**100.00%**	100.00%	100.00%	**100.00%**	100.00%	**100.00%**	100.00%	100.00%
- Percentage of shares (as a % of the total share capital of the Company)	**0.72%**	1.70%	**0.72%**	1.70%	0.88%	**0.72%**	1.70%	**0.72%**	1.70%	0.88%

Particulars	Quarter ended September 30, 2013					Quarter ended September 30, 2013				
B INVESTOR COMPLAINTS										
Pending at the beginning of the quarter	-					-				
Received during the quarter	13					13				
Disposed off during the quarter	8					8				
Remaining unresolved at the end of the quarter	5					5				

3

Notes:-

1) **Statement of Assets and Liabilities :**

(₹ in crores)

Particulars	STANDALONE		CONSOLIDATED	
	AUDITED	AUDITED	UNAUDITED	AUDITED
	As at September 30,	As at March 31,	As at September 30,	As at March 31,
	2013	2013	2013	2013
A EQUITY AND LIABILITIES				
1. SHAREHOLDERS' FUNDS				
(a) Share capital	**643.78**	638.07	**643.78**	638.07
(b) Reserves and surplus	**18,702.04**	18,496.77	**54,612.53**	36,999.23
Sub-total - Shareholders' funds	**19,345.82**	19,134.84	**55,256.31**	37,637.30
2. MINORITY INTEREST			**410.56**	370.48
3. NON-CURRENT LIABILITIES				
(a) Long-term borrowings	**9,276.61**	8,051.78	**40,425.56**	32,110.07
(b) Deferred tax liabilities (net)	**1,833.60**	1,963.91	**1,890.53**	2,019.49
(c) Other long-term liabilities	**1,225.75**	1,238.44	**2,469.35**	3,284.06
(d) Long-term provisions	**714.37**	691.19	**13,147.36**	8,319.15
Sub-total - Non-current liabilities	**13,050.33**	11,945.32	**57,932.80**	45,732.77
4. CURRENT LIABILITIES				
(a) Short-term borrowings	**7,895.14**	6,216.91	**14,767.09**	11,612.21
(b) Trade payables	**6,825.04**	8,455.02	**48,007.60**	44,780.14
(c) Other current liabilities	**4,484.01**	4,923.10	**18,471.25**	22,140.96
(d) Short-term provisions	**862.65**	1,509.58	**7,844.09**	7,752.59
Sub-total - Current liabilities	**20,066.84**	21,104.61	**89,090.03**	86,285.90
TOTAL - EQUITY AND LIABILITIES	**52,462.99**	**52,184.77**	**202,689.70**	**170,026.45**
B ASSETS				
1. NON-CURRENT ASSETS				
(a) Fixed assets	**20,826.13**	20,208.54	**88,379.45**	69,483.61
(b) Goodwill (on consolidation)			**5,096.24**	4,102.37
(c) Non-current investments	**18,229.50**	18,171.71	**1,479.61**	1,515.40
(d) Deferred tax assets (net)			**3,249.54**	4,428.93
(e) Long-term loans and advances	**3,234.77**	3,575.24	**16,019.01**	15,465.46
(f) Other non-current assets	**115.16**	94.32	**4,015.74**	1,023.95
Sub-total - Non-current assets	**42,405.56**	42,049.81	**118,239.59**	96,019.72
2. CURRENT ASSETS				
(a) Current investments	**498.80**	1,762.68	**4,811.15**	7,542.32
(b) Inventories	**4,822.42**	4,455.03	**27,586.69**	20,969.01
(c) Trade receivables	**1,756.96**	1,818.04	**11,160.92**	10,942.66
(d) Cash and bank balances	**832.46**	462.86	**26,880.43**	21,112.67
(e) Short-term loans and advances	**2,014.64**	1,532.09	**10,629.91**	12,608.46
(f) Other current assets	**132.15**	104.26	**3,381.01**	831.61
Sub-total - Current assets	**10,057.43**	10,134.96	**84,450.11**	74,006.73
TOTAL - ASSETS	**52,462.99**	**52,184.77**	**202,689.70**	**170,026.45**

4

2) The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 8, 2013.

3) Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.

4) During the six months ended September 30, 2013, the Company has allotted 2,85,49,566 Ordinary shares upon conversion of 741, 4% Foreign Currency Convertible Notes (FCCN) due 2014.

5) In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company's rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management's assessment no provision is considered necessary to the carrying cost of buildings at Singur.

6) For standalone results

(a) Other income for the quarter and six months ended September 30, 2013 includes dividend from subsidiary companies of **₹ 9.59** crores and **₹ 1,546.71** crores, respectively (₹ 1,312.13 crores and ₹ 1,565.40 crores for the quarter and six months ended September 30, 2012, respectively).

(b) During the six months ended September 30, 2013, TML Holdings Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, redeemed 25,85,463 Cumulative Redeemable Preference shares of USD 100 each at par, for a consideration of **₹ 1,415.17** crores.

(c) Debt Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans*) / (Interest on long-term loans + Repayment of long-term loans during the period)*

(d) Interest Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans*) / Interest on long-term loans *

* For the purpose of calculation, loans having original maturity of more than 360 days are considered as Long-term loans

(e) The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

7) For Consolidated results

(a) The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.

(b) During the quarter and six months ended September 30, 2013, an amount of **₹ 1,527.23** crores (net of tax) and **₹ 2,307.58** crores (net of tax) respectively [₹ 165.83 crores (net of tax) and ₹ 213.88 crores (net of tax) for the quarter and six months ended September 30, 2012 respectively] have been debited, in "Reserves and Surplus", representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by subsidiary company in UK, under IFRS.

(c) Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as 'Others'. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(₹ in crores)

Particulars	Quarter ended		Six months ended		Year ended
	September 30,		September 30,		March 31,
	2013	2012	2013	2012	2013
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A. Segment revenues :					
(Total income from operations (net))					
I. Automotive and related activity :					
(a) Tata and other brands vehicles and financing thereof	**10,743.52**	13,772.98	**21,895.61**	25,623.31	50,919.99
(b) Jaguar and Land Rover	**45,795.00**	29,371.10	**81,159.97**	60,580.69	136,822.17
Less: Intra segment eliminations	**(10.30)**	(29.57)	**(25.18)**	(42.26)	(93.31)
	56,528.22	**43,114.51**	**103,030.40**	**86,161.74**	**187,648.85**
II. Others	**618.08**	547.98	**1,192.51**	1,077.61	2,265.92
Total segment revenue	**57,146.30**	**43,662.49**	**104,222.91**	**87,239.35**	**189,914.77**
Less: Inter segment revenue	**(264.02)**	(259.61)	**(555.97)**	(512.86)	(1,097.14)
Net income from operations	**56,882.28**	**43,402.88**	**103,666.94**	**86,726.49**	**188,817.63**

5

B. Segment results before other income, finance costs, exceptional items and tax:
I. Automotive and related activity:
(a) Tata and other brands vehicles and financing thereof 48.93 741.46 244.14 1,502.21 1,736.89
(b) Jaguar and Land Rover 5,830.82 2,933.67 9,475.30 6,293.42 14,975.61
Less: Intra segment eliminations - - - - -
5,879.75 3,675.13 9,719.44 7,795.63 16,712.50
II. Others 47.23 90.37 99.62 188.50 375.68
Total segment results 5,926.98 3,765.50 9,819.06 7,984.13 17,088.18
Less: Inter segment eliminations (21.10) (26.27) (41.63) (55.89) (110.18)
Net segment results 5,905.88 3,739.23 9,777.43 7,928.24 16,978.00
Add / (Less): Other income 232.09 206.82 414.38 445.42 811.53
Add / (Less): Finance costs (1,111.74) (847.35) (2,059.98) (1,651.74) (3,553.34)
Add / (Less): Exceptional items (273.84) (10.10) (452.48) (450.63) (602.71)
Total profit before tax 4,752.39 3,088.60 7,679.35 6,271.29 13,633.48
C. Capital employed (segment assets less segment liabilities): As at September 30, 2013 As at September 30, 2012 As at March 31, 2013
Unaudited Unaudited Audited
I. Automotive and related activity:
(a) Tata and other brands vehicles and financing thereof 45,041.30 41,546.02 41,148.27
(b) Jaguar and Land Rover 51,171.92 37,503.79 34,895.64
Less: Intra segment eliminations - - -
96,213.22 79,049.81 76,043.91
II. Others 1,337.72 1,071.62 971.69
Total capital employed 97,550.94 80,121.43 77,015.60
Less: Inter segment eliminations (566.89) (473.64) (524.61)
Net segment capital employed 96,984.05 79,647.79 76,490.99
Add / (Less): Unallocable assets / (liabilities) (net) (41,727.74) (39,294.72) (38,853.69)
Capital employed 55,256.31 40,353.07 37,637.30
8) Public shareholding of Ordinary shares as on September 30, 2013 excludes 19.74% (16.41% as on September 30, 2012 and 18.39% as on March 31, 2013) of Citibank N.A. as Custodian for Depository shares.
9) The Statutory Auditors have carried out an audit of the Standalone results and a limited review of the Consolidated results for the quarter and six months ended September 30, 2013.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.